Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 2021 AND 2020.

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company”, “Cresco Labs”, “we” or “our”) is dated March 25, 2022, and has been prepared for the years ended December 31, 2021 and 2020. The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Prior period amounts included in the MD&A have been recast and adjusted to update for historical changes necessary to present the financial results in accordance with U.S. GAAP. It is supplemental to, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the years ended December 31, 2021, and 2020. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“USD” or “$”), unless otherwise indicated.

The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation to the most comparable U.S. GAAP financial measure. Please see the information under the heading “Non-GAAP Financial Measures” for additional information on the Company’s use of non-GAAP financial measures.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable U.S. securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Note Regarding Forward-Looking Information,” located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2021, filed on SEDAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information. Please refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2021, filed on SEDAR.

OVERVIEW OF THE COMPANY

Cresco Labs was incorporated in the Province of British Columbia and is licensed to cultivate, manufacture, and sell cannabis and cannabis-based products. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan, Florida, and Maryland.

Cresco Labs is primarily engaged in the business of cultivating medical-grade cannabis, manufacturing medical- grade products derived from cannabis cultivation, and distributing such products to medical or adult-use consumers in legalized cannabis markets. Cresco Labs exists to provide high-quality and consistent cannabis-based products to consumers. Cresco Labs’ business focuses on regulatory compliance while working to develop condition-specific strains of cannabis and non-invasive delivery methods (alternatives to smoke inhalation) to provide controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets. As of December 31, 2021, the Company was operating three (3) adult-use and medical cannabis cultivation and manufacturing centers, five (5) adult-use and medical dispensary locations, and five (5) adult-use dispensary locations in Illinois; one (1) medical cannabis cultivation and manufacturing center and nine (9) medical dispensary locations in Pennsylvania; one (1) medical cannabis cultivation and processing center and five (5) medical dispensary locations in Ohio; three (3) adult-use and medical cannabis cultivation centers, one (1) adult-use and medical cannabis manufacturing center and two (2) adult-use and medical cannabis distribution facilities in California; one (1) adult-use and medical cannabis cultivation center, one (1) adult-use and medical cannabis cultivation and manufacturing center, and one (1) adult-use and medical dispensary location in Arizona; one (1) medical cannabis manufacturing center and four (4) medical dispensary locations in New York; three (3) adult-use and medical cannabis cultivation and manufacturing centers, one (1) medical dispensary location, one (1) adult-use dispensary location, and two (2) adult-use and medical dispensary locations in Massachusetts; one (1) adult-use and medical cannabis cultivation and processing center in Michigan; one (1) medical cannabis cultivation and manufacturing center and thirteen (13) medical dispensary locations in Florida; and one (1) medical processing center in Maryland. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 under the heading “Basis of Consolidation” of the Company’s audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020.

During 2019, the Company announced a new dispensary brand, Sunnyside*®1, created to accelerate industry growth and shift consumer expectations and perceptions around shopping for cannabis from intimidation and doubt to curiosity and acceptance through a new trial and marketing approach. During 2020, five (5) dispensaries were opened and rebranded as Sunnyside* and five (5) additional Sunnyside* dispensaries were launched in the Illinois market, four (4) dispensaries were rebranded as Sunnyside* in New York, three (3) dispensaries were rebranded as Sunnyside* in Pennsylvania, and one (1) dispensary was rebranded as Sunnyside* in each the following markets–Arizona, Massachusetts, and Ohio. During the first quarter of 2021, the Company closed its acquisition of four (4) dispensaries in Ohio previously operated by Verdant Creations, LLC, and its affiliates (collectively “Verdant”). The four (4) dispensaries were rebranded as Sunnyside* in 2021. During the second quarter of 2021, the Company closed its acquisition of Bluma Wellness Inc. (“Bluma”), which included eight (8) One Plant dispensaries. During the third quarter of 2021, the eight (8) dispensaries were rebranded as Sunnyside* dispensaries and one (1) additional Sunnyside* dispensary was opened in Florida. During the fourth quarter of 2021, the Company opened one (1) additional Sunnyside* dispensary in Pennsylvania and four (4) additional Sunnyside* dispensaries in Florida. In addition, Cresco opened its flagship Sunnyside* dispensary in Illinois located near the iconic Wrigley Field marquee. Cresco Labs’ portfolio of owned cannabis consumer packaged goods includes Cresco®1, Cresco Reserve®2, High Supply®2, Mindy’sTM, Good News®2, RemediTM, Wonder Wellness Co.®2, and FloraCal®2. The Company distributes and markets these products both to third-party licensed retail cannabis stores across the U.S. and to Cresco Labs-owned retail stores.

Cresco Labs’ corporate headquarters is currently located at Suite 110, 400 W. Erie St, Chicago, IL 60654 and employs approximately 3,500 people across the organization, while being named as a “Top Diversity Employer” by Diversity Jobs in 2021. The Company’s registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Issuing IPO, Reverse Takeover & Corporate Structure

The Company (then Randsburg Gold Corporation) was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”) and consolidated its common shares on a five (5) old for one (1) new basis. On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company, (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to (a) change its name from Randsburg International Gold Corp. to Cresco Labs Inc., (b) amend the rights and restrictions of its existing class of common shares and redesignate such class as the class of Subordinate Voting Shares (“SVS”) and (c) create the Proportionate Voting Shares (“PVS”) and the Super Voting Shares (“MVS”).

Pursuant to the Transaction, the Company (then Randsburg) and Cresco Labs, LLC, completed a series of transactions on November 30, 2018, resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs, LLC. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the State of Illinois on October 8, 2013 and is governed by a limited liability company agreement that was amended and restated in connection with the completion of the Transaction. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

[1]

The Sunnyside*® (inclusive of the stand-alone asterisk mark) and Cresco® brands maintain federal trademark registrations for websites pertaining to medical cannabis and cannabis educational services, as well as multiple state trademark registrations.

[2]	The High Supply®, Good News®, Wonder Wellness Co.®, Cresco Reserve®, and FloraCal® brands maintain federal trademark registrations for apparel and multiple state trademark registrations.

Set forth below is the organization chart of the Company.

Recent Developments

On January 13, 2021, the Company filed a Form 40-F with the Securities and Exchange Commission (“SEC”), which is a registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended.

On January 14, 2021, the Company announced the commencement of a best efforts overnight marketed offering (the “January 2021 Offering”) of SVS. On January 15, 2021, the Company closed the January 2021 Offering of 9.9 million SVS at a price of C$16.00 ($12.67) per share for total gross proceeds of approximately $120.7 million, net of $3.4 million in commission and other fees, with a corresponding increase to share capital of $124.1 million. The SVS were offered in each of the provinces of Canada, other than Québec, pursuant to a prospectus supplement dated January 19, 2021, to the Company’s base shelf prospectus dated July 25, 2019, and in the U.S. on a private placement basis to “qualified institutional buyers.”

On January 14, 2021, the Company entered into a definitive agreement with Bluma (the “Bluma Agreement”), pursuant to which Cresco Labs acquired all of the issued and outstanding shares of Bluma in an all-share transaction that valued Bluma at an equity value of $213.0 million (the “Bluma Transaction”), or $1.12 per Bluma share. Under the terms of the Bluma Agreement, holders of common shares of Bluma received 0.0859 SVS of Cresco Labs for each Bluma share. On March 15, 2021, Cresco Labs agreed to extend $7.5 million to One Plant Florida (“One Plant”), Bluma’s operating subsidiary, for the expansion of One Plant’s operations in Florida and to satisfy tax liabilities relating to the settlement of vested restricted share units. The acquisition closed on April 14, 2021. Total consideration for the acquisition was $238.1 million and consisted of 15.1 million SVS issued as of the acquisition date, valued at $183.3 million, cash payments of $3.4 million to pay for the sellers’ transaction fees, 4.7 million equity-classified warrants issued valued at $18.4 million, 0.8 million replacement shares valued at $10.0 million, deferred consideration of $1.8 million, and settlement of preexisting loan relationships of $21.2 million.

On February 16, 2021, the Company closed its acquisition of Verdant. Total consideration for the acquisition was $25.0 million and consisted of 0.1 million SVS issued as of the acquisition date, valued at $2.0 million; cash payments of $1.5 million; settlement of cashless exercise option on loans receivable of $10.0 million, as stated in the unit purchase option agreement; settlement of a preexisting lease arrangement of $0.1 million, as a result of stated value exceeding fair value per third-party valuation; and settlement of other preexisting loan relationships of $11.4 million.

On March 1, 2021, the Company filed and received a receipt for a preliminary short form base shelf prospectus (the “2021 Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Québec, and filed a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The 2021 Shelf Prospectus and Registration Statement replaced the Company’s prior shelf prospectus. The 2021 Shelf Prospectus and Registration Statement were made effective on April 23, 2021 and allows the Company to offer up to 1.0 billion of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the 2021 Shelf Prospectus is effective (subject to MJDS eligibility). The Company filed the 2021 Shelf Prospectus in order to maintain financial strength and flexibility.

On March 18, 2021, the Company entered into a definitive agreement to acquire all of the issued and outstanding equity interests in Cultivate Licensing LLC and BL Real Estate LLC (collectively, “Cultivate”), a vertically- integrated Massachusetts operator. On September 2, 2021, the Company closed on the acquisition of the issued and outstanding shares of Cultivate. Total consideration was $99.3 million and consisted of 4.8 million SVS valued at $46.6 million, cash payments of $1.0 million to pay for the sellers’ transaction fees, contingent consideration of $29.6 million, settlement of preexisting loan relationships of $1.9 million, and payment of the sellers’ third-party debt of $20.1 million.

On March 30, 2021, the Company divested all of its equity interest in 180 Smoke and related intercompany receivables to Spyder Cannabis Inc. and Plant-Based Investment Corp. for approximately $1.1 million, after certain adjustments. The sale resulted in a loss of $3.3 million, plus an additional loss of $0.3 million for accumulated foreign currency translation previously included in other comprehensive loss.

On August 12, 2021, the Company closed on an agreement for a senior secured term loan (the “Senior Loan”) with an undiscounted principal balance of $400.0 million and an original issue discount of $13.0 million. The facility has a five (5) year term with an interest rate of 9.5%. A portion of proceeds from the Senior Loan were used to retire the existing term loan (the “Amended Term Loan”), with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector. Under the agreement, the Company is subject to certain financial and non-financial covenants.

On September 23, 2021, the Company announced the execution of a definitive agreement to acquire 100% of the outstanding equity interests in Bay, LLC d/b/a Cure Pennsylvania (“Cure Penn”) for aggregate consideration equal to $89.0 million, to be satisfied at closing through the payment of cash and the issuance of SVS. The acquisition closed on November 25, 2021. Total consideration for the acquisition consisted of 6.2 million SVS issued as of the acquisition date, valued at $52.6 million, cash consideration of $33.3 million, and cash payments of $3.1 million to pay for the sellers’ transaction fees.

On October 14, 2021, the Company entered into a definitive agreement with Laurel Harvest Labs, LLC (“Laurel Harvest”) to acquire the outstanding equity interests in Laurel Harvest, a Pennsylvania Clinical Registrant, for consideration equal to $136.7 million (the “Laurel Harvest Transaction”). The acquisition closed on December 10, 2021. Total consideration for the acquisition consisted of 8.4 million SVS issued as of the acquisition date, valued at $65.8 million, cash consideration of $20.5 million, cash payments of $0.3 million to pay for the sellers’ transaction fees, loan settlement of $3.3 million, and deferred consideration of $46.7 million.

On March 23, 2022, the Company announced it had entered into a definitive arrangement agreement (“Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care in an all-share transaction with an equity value of approximately $2.0 billion (the “Columbia Care Transaction”). Under the terms of the Arrangement Agreement, holders of common shares of Columbia Care will receive 0.5579 SVS of Cresco Labs for each Columbia Care share. See the “Off-Balance Sheet Arrangements and Proposed Transactions” section, below, for additional details.

Components of Our Results of Operations

Revenue

We derived approximately 50.5% of our revenue from wholesale of cannabis products to dispensary locations for the year ended December 31, 2021. Revenue from company-owned retail dispensary locations represents the remaining 49.5%. Retail revenue includes medical and adult-use cannabis sales in the U.S.

Gross profit

Gross profit is calculated as revenue less cost of goods sold (“COGS”). COGS include the direct costs attributable to the cultivation and production of the products sold and is comprised of the following:

•	Direct labor costs: These expenses include all salaries, benefits, and taxes for all employees at the cultivation and manufacturing facilities.

•	Direct supplies: The direct material cost for maintenance of the plants, the supplies and nutrients, the production expenses, packaging costs, and equipment used to process marijuana.

•	Facility expenses: The facility expense for the cultivation operations is the cost for the facility, utilities, property taxes, maintenance, and costs associated with monitoring the security systems.

•

Other operating expenses: These expenses include all costs associated with the facility itself including insurance, community benefit fees, professional services related to licenses and compliance, uniforms, employee training programs, tracking and inventory management systems, product testing, business development, information technology, license renewal fees, and certain excise taxes.

In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods. Additionally, gross profit may include the cost of inventory required to be marked to fair value as part of purchase accounting in a business combination.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses consist mainly of salary and benefit costs of executive and back-office employees, consulting and professional fees, advertising and marketing, office and retail operation costs, share-based compensation, certain excise taxes, technology, insurance, security, travel and entertainment, rent expense, and business expansion costs.

Selling costs generally correlate to revenue. As a percentage of sales, we expect SG&A costs to decrease as our business continues to grow. The decrease is expected to be driven primarily by efficiencies associated with scaling the business.

For the three months and years ended December 31, 2021, and 2020, SG&A was comprised of the following:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2021	2020	2021	2020
Payroll and employee costs	$33,451	$22,107	$133,143	$81,080
Selling and marketing expenses	4,734	8,375	29,733	19,218
Share-based compensation	4,496	5,313	24,988	16,373
Depreciation and amortization	4,484	4,141	21,602	17,133
Excise taxes	4,867	4,642	15,998	13,167
Facility expenses	7,990	4,194	22,611	15,672
Consulting and professional	3,615	2,943	13,503	17,418
Computer and software	3,282	2,317	13,302	7,744
Business insurance	1,170	1,549	8,087	4,676
Rental fees	2,090	1,744	7,385	6,069
Accounting	1,346	586	4,675	2,982
Legal	1,484	1,029	8,863	5,825
Travel and employee expenses	1,531	536	4,570	3,081
Other expenses	4,980	14,677	9,344	18,508

Total Selling, general and administrative expenses	$79,520	$74,153	$317,804	$228,946

Other income (expense)

Other income (expense) consists mainly of reoccurring expenses such as gains (losses) on derivative instruments, foreign currency, and derivative liabilities on warrants. Also included are ad hoc expenses such as gain (loss) on extinguishment of debt and investments. These expenses do not generally correlate to revenue and do not include interest income (expense), net or equity investee income, which when added to other income (expense), sum to total other income (expense), net, discussed in the “Selected Financial Information” section below.

For the three months and years ended December 31, 2021, and 2020, Other income (expense), net consisted of the following:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2021	2020	2021	2020
Unrealized gain (loss) on derivative liabilities - warrants	$5,996	$(8,830)	$16,669	$(8,659)
Gain (loss) on derivative instruments	7,829	(7,022)	23,909	2,938
Loss on provision - loan receivable	(666)	(482)	(753)	(902)
Unrealized loss on investments held at fair value	(548)	—	(7,135)	(162)
Loss on debt extinguishment	—	(977)	(17,987)	(977)
Gain (loss) on disposal of asset	—	3	(886)	(134)
Gain (loss) on foreign currency	46	(1,199)	(1,228)	(1,415)
Other (loss) income	(1,746)	38	442	1,016

Total Other income (expense), net	$10,911	$(18,469)	$13,031	$(8,295)

Income Taxes

The Company is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the Internal Revenue Code (“IRC”). The Company is subject to income taxes in the jurisdictions in which it operates and consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. These permanent differences apply to federal tax and most states; however, the State of California and the State of Arizona do not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its California Franchise Tax Returns and Arizona Corporate Income Tax Returns.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business, through a management agreement or through other arrangements that grant such control. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period.

Summary of Quarterly Results

($ in thousands)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue, net	$217,787	$215,483	$209,975	$178,437	$162,317	$153,298	$94,256	$66,380
Profit (loss) from operations	15,557	(264,018)	14,872	16,238	329	24,935	(20,938)	(27,788)
Net (loss) attributable to Cresco Labs Inc.	(14,732)	(270,645)	(4,827)	(29,393)	(54,636)	15,457	(36,433)	(26,545)
Basic EPS	$(0.08)	$(1.00)	$(0.02)	$(0.12)	$(0.25)	$0.07	$(0.18)	$(0.13)
Diluted EPS	$(0.08)	$(1.00)	$(0.02)	$(0.12)	$(0.22)	$0.04	$(0.18)	$(0.13)

Three Months Ended December 31, 2021 Compared to Three Months Ended December 31, 2020

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our audited Consolidated Financial Statements and the respective accompanying notes prepared in accordance with U.S. GAAP.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended December 31,
($ in thousands)	2021	2020	$ Change	% Change
Revenue	$217,787	$162,317	$55,470	34.2%
Cost of goods sold	(107,765)	(87,835)	(19,930)	22.7%

Gross profit	110,022	74,482	35,540	47.7%
Total operating expenses	94,465	74,153	20,312	27.4%
Total other (expense), net	(3,940)	(27,335)	23,395	(85.6)%
Income tax expense	(23,528)	(14,181)	(9,347)	65.9%

Net (loss)[1]	$(11,911)	$(41,187)	$29,276	(71.1)%

[1]	Net (loss) includes amounts attributable to non-controlling interests.

Revenue

Revenue for the three months ended December 31, 2021, increased $55.5 million, or 34.2%, compared to the three months ended December 31, 2020. The increase in revenue was primarily related to the Verdant, Bluma, Cultivate, Cure Penn, and Laurel Harvest acquisitions, all of which occurred during 2021. In addition, the Company has seen continued growth in the states where it operated in 2020, with the exception of California, where revenue declined due to a strategic shift to discontinue certain third-party brand sales to focus on Cresco-owned brands.

COGS and Gross profit

COGS for the three months ended December 31, 2021, increased $19.9 million, or 22.7%, compared to the three months ended December 31, 2020. The increase in COGS was primarily a result of the Verdant, Bluma, Cultivate, Cure Penn and Laurel Harvest acquisitions, including charges of $8.4 million related to the fair value mark-up of inventory from the acquisitions of Cure Penn and Laurel Harvest, which occurred in the fourth quarter. Further increase was related to year-over-year revenue growth described above.

Gross profit increased by $35.5 million or 47.7%, for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. The increase in gross profit was driven by the increase in revenues related to acquisitions as noted above, as well as operating synergies realized through acquisitions, and continued efforts to increase cultivation yields.

Total operating expenses

Total operating expenses for the three months ended December 31, 2021, increased $20.3 million, or 27.4%, compared to the three months ended December 31, 2020. The increase in total operating expenses was driven by significant investments in our team, information technology, and operational infrastructure to drive strategic initiatives that better position the Company for future growth, as well as a goodwill impairment charge recorded in the fourth quarter. The impairment charge was driven by a strategic shift in the Company’s California reporting unit, to discontinue certain third-party brand sales and focus on Cresco-owned brand sales.

Total other (expense), net

Total other (expense), net for the three months ended December 31, 2021, decreased $23.4 million or 85.6%, compared to the three months ended December 31, 2020. The decrease in total other (expense), net was driven by mark-to-market gains on derivative instruments and liability-classified warrants, primarily due to changes in the Company’s share price and finalization of certain contingent consideration arrangements. These gains were partially offset by higher interest expense that resulted from the loan agreements the Company amended in the fourth quarter of 2020 and then refinanced in the third quarter of 2021.

Provision for income taxes

Income tax expense for the three months ended December 31, 2021, increased $9.3 million, or 65.9%, compared to the three months ended December 31, 2020. The increase was primarily due to the increase in Gross profit noted above, as well as an increase in the current period valuation allowance offset by changes in non-controlling interest.

Net (loss)

Net (loss) for the three months ended December 31, 2021, decreased $29.3 million, or 71.1%, compared to the three months ended December 31, 2020. The improvement in net (loss) was driven by higher gross profit in the current period due to organic revenue growth, increases in revenue attributable to current period acquisitions, and a decrease in COGS as a percentage of total revenue. Further improvements were driven by decreased other expenses, primarily due to mark-to-market gains on derivative instruments and liability-classified warrants; partially offset by the goodwill impairment charge and higher income tax expense during the period.

Three years selected financial information

	Year Ended December 31,
($ in thousands)	2021	2020	2019
Revenue, net	$821,682	$476,251	$128,534
Loss from operations	(217,351)	(23,462)	(61,607)
Loss attributable to Cresco, Inc.	(319,597)	(102,157)	(51,594)
Basic and Diluted EPS	$(1.22)	$(0.49)	$(0.44)

	December 31,	December 31,	December 31,
($ in thousands)	2021	2020	2019
Total Assets	$1,780,463	$1,232,596	$589,646
Non-current lease liabilities	118,936	74,468	35,780
Total non-current financial liabilities	465,079	255,439	65,000

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following tables set forth selected consolidated financial information for the periods indicated that was derived from our Consolidated Financial Statements and the respective accompanying notes prepared in accordance with U.S. GAAP.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Year Ended December 31,
($ in thousands)	2021	2020	$ Change	% Change
Revenue	$821,682	$476,251	$345,431	72.5%
Cost of goods sold	(415,335)	(269,550)	(145,785)	54.1%

Gross profit	406,347	206,701	199,646	96.6%
Total operating expenses	623,698	230,163	393,535	171.0%
Total other (expense), net	(39,376)	(40,705)	1,329	(3.3)%
Income tax expense	(40,107)	(28,604)	(11,503)	40.2%

Net (loss)[1]	$(296,834)	$(92,771)	$(204,063)	220.0%

[1]	Net (loss) includes amounts attributable to non-controlling interests.

Revenue

Revenue for the year ended December 31, 2021, increased $345.4 million, or 72.5%, compared to the year ended December 31, 2020. The increase in revenue was primarily driven by continued growth in the states where we operated during 2020, with the exception of California, where revenue declined due to a strategic shift to discontinue certain third-party brand sales to focus on Cresco-owned brands. Most notably, revenue growth in Illinois was substantial year-over-year, as the company expanded both its retail and wholesale footprint in the growing adult-use market. In addition, contributed revenue from the Verdant, Bluma, Cultivate, Cure Penn, and Laurel Harvest acquisitions, all of which occurred during 2021 improved revenue in the current period.

COGS and Gross profit

COGS for the year ended December 31, 2021, increased $145.8 million, or 54.1%, compared to the year ended December 31, 2020. The increase was primarily a result of the Verdant, Bluma, Cultivate, Cure Penn and Laurel Harvest acquisitions, including charges of $23.4 million related to the fair value mark-up of inventory from those acquisitions. Further increase was driven by year-over-year revenue growth, increased cultivation capacity in Illinois, and other organic growth.

Gross profit increased by $199.6 million, or 96.6%, for the year ended December 31, 2021, compared to the year ended December 31, 2020 primarily due to the increase in revenue and greater scale in the Company’s established Illinois and Pennsylvania markets, operating synergies realized through acquisitions, and continued efforts to increase cultivation yields. Gross profit as a percentage of revenue for the year ended December 31, 2021, was 49.5% compared with 43.4% for the year ended December 31, 2020; excluding the fair value mark-up of acquired inventory, gross profit as a percentage of revenue for the year ended December 31, 2021, was 52.3% compared with 44.2% in the prior-year period.

Total operating expenses

Total operating expenses for the year ended December 31, 2021, increased $393.5 million, or 171.0%, compared to the year ended December 31, 2020. The increase in total operating expenses was primarily attributable to a goodwill and intangibles impairment charge of $305.9 million recorded in 2021. The charge was driven by a strategic shift in the Company’s California reporting unit, to discontinue certain third-party brand sales to focus on Cresco-owned brand sales. The remaining fluctuation is driven by significant investments in our team, marketing, information technology, and operational infrastructure to drive strategic initiatives that better position the Company for future growth.

Total other (expense), net

Total other (expense), net for the year ended December 31, 2021, decreased $1.3 million, or 3.3%, compared to the year ended December 31, 2020. The decrease in total other (expense), net was due to mark-to-market gains on derivative instruments and liability-classified warrants, primarily due to changes in the Company’s share price and the finalization of certain contingent consideration arrangements. These gains were partially offset by losses on debt extinguishment, losses on investments held at fair value, and higher interest expense that resulted from the loan agreements the Company amended in the fourth quarter of 2020 and then refinanced in the third quarter of 2021.

Provision for income taxes

Income tax expense for the year ended December 31, 2021, increased $11.5 million, or 40.2%, compared to the year ended December 31, 2020. The change was due to an increase in gross profit and the current period valuation allowance, partially offset by the impairment of acquired identifiable intangibles, a discrete tax benefit related to updated assumptions for a number of uncertain unrecognized tax benefits, and changes in non-controlling interest.

Net (loss)

Net (loss) for the year ended December 31, 2021, increased $204.1 million, or 220.0%, compared to the year ended December 31, 2020. Higher gross profit in the current period, driven by increased revenue and operational efficiencies, was partially offset by higher operating expenses, primarily driven by the goodwill and intangible impairment charges and higher current period income tax expense.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	Three Months Ended December 31,
($ in thousands)	2021	2020	$ Change	% Change[2]
Net (loss)[1]	$(11,911)	$(41,187)	$29,276	(71.1)%
Depreciation and amortization	8,197	8,616	(419)	(4.9)%
Interest expense, net	14,851	7,939	6,912	87.1%
Income tax expense	23,528	14,181	9,347	65.9%

EBITDA (non-GAAP)	$34,665	$(10,451)	$45,116	nm

Other (income) expense, net	(10,911)	18,469	(29,380)	(159.1)%
Loss from equity method investments	—	927	(927)	(100.0)%
Fair value mark-up for acquired inventory	8,407	—	8,407	100.0%
Adjustments for acquisition and other non-core costs	4,954	15,540	(10,586)	(68.1)%
Impairment loss	14,945	—	14,945	100.0%
Share-based compensation	4,933	5,545	(612)	(11.0)%

Adjusted EBITDA (non-GAAP)	$56,993	$30,030	$26,963	89.8%

[1]	Net loss includes amounts attributable to non-controlling interests.
[2]	Percentage changes shown as “nm” (not meaningful) are values greater than 399%.

Adjusted EBITDA (non-GAAP)

Adjusted EBITDA, a non-GAAP financial measure which excludes depreciation and amortization, net interest expense, income taxes, other expense, share-based compensation, adjustments for acquisition and other non-core costs, loss on equity method investments and adjustments for the fair value of mark-up for acquired inventory, was $57.0 million for the three months ended December 31, 2021, compared to $30.0 million for the three months ended December 31, 2020. The increase in adjusted EBITDA of $27.0 million is due to higher gross profit, partially offset by higher operating expenses to support the growth of the business.

	Year Ended December 31,
($ in thousands)	2021	2020	$ Change	% Change[2]
Net (loss) [1]	$(296,834)	$(92,771)	$(204,063)	220.0%
Depreciation and amortization	38,640	31,788	6,852	21.6%
Interest expense, net	51,211	31,229	19,982	64.0%
Income tax expense	40,107	28,604	11,503	40.2%

EBITDA (non-GAAP)	$(166,876)	$(1,150)	$(165,726)	nm

Other (income) expense, net	(13,031)	8,295	(21,326)	(257.1)%
Loss from equity method investments	1,196	1,181	15	1.3%
Fair value mark-up for acquired inventory	23,441	3,749	19,692	nm
Adjustments for acquisition and other non-core costs	15,803	28,654	(12,851)	(44.8)%
Impairment loss	305,894	1,194	304,700	nm
Share-based compensation	27,536	18,839	8,697	46.2%

Adjusted EBITDA (non-GAAP)	$193,963	$60,762	$133,201	219.2%

[1]	Net loss includes amounts attributable to non-controlling interests.
[2]	Percentage changes shown as “nm” (not meaningful) are values greater than 399%.

Adjusted EBITDA (non-GAAP)

Adjusted EBITDA, as defined above, was $194.0 million for the year ended December 31, 2021, compared to $60.8 million for the year ended December 31, 2020. The increase in adjusted EBITDA of $133.2 million is due to higher gross profit partially offset by higher operating expenses to support the growth of the business, both organically and inorganically.

Critical Accounting Estimates, Judgments, and Assumptions

The preparation of the Company’s Consolidated Financial Statements under U.S. GAAP requires management to make estimates, judgments, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.

Estimates, judgments, and assumptions that have the most significant effect on the amounts recognized in the accompanying audited Consolidated Financial Statements are described below.

(i)	Expected Credit Loss (“ECL”) on Loan Receivables

The Company calculates ECLs in accordance with ASC 326 Financial Instruments - Credit Losses using the Current ECL methodology. The Company develops a provision matrix and measures the expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors. In developing a provision matrix, the Company (1) determines the appropriate groupings of receivables into categories of shared credit risk characteristics, (2) determines historical loss rates, (3) considers forward-looking macro-economic factors and adjusts historical loss rates to reflect relevant future economic conditions, (4) calculates expected credit losses, and (5) concludes on the accounting implications. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, temporary, qualitative adjustments may be made using expert credit judgment. The allowance the Company records, if any, is the sum of these probability-weighted outcomes.

(ii)	Inventory

In calculating final inventory values, management compares the inventory cost to the estimated net realizable value. The net realizable value of inventories represents the estimated selling price of inventory in the ordinary course of business, less all estimated costs of completion and costs necessary to complete the sale. The determination of net realizable value requires significant judgment including consideration of factors such as shrinkage, the aging of and future demand for inventory and the future selling price the Company expects to realize by selling the inventory. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from estimates. Periodic reviews are performed on the inventory balance and the impact of changes in inventory reserves is recorded in Cost of goods sold.

(iii)	Estimated Useful Lives, Depreciation of Property and Equipment, and Amortization of Intangible Assets

Depreciation of property and equipment and amortization of definite-lived intangible assets are recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Estimating useful lives of property and equipment and definite-lived intangible assets requires careful judgement. Inappropriate estimations could result in impairment losses recognized in later periods. Both Property and Equipment and Intangible Assets are reviewed for impairment periodically.

(iv)	Property and Equipment Impairment

The Company evaluates the carrying value of long-lived assets throughout the reporting period, whenever there is an indication that a long-lived asset is impaired. Such indicators include evidence of physical damage, indicators that the economic performance of the asset is worse than expected, or that the decline in asset value is more than the passage of time or normal use, or significant changes occur with an adverse effect on the Company’s business. If any such indication exists, the Company estimates the recoverable amount of the asset. An asset is impaired when its carrying amount exceeds its recoverable amount. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. The fair value is determined primarily by using the projected future cash flows. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced based on an estimate of the cost to dispose or abandon.

(v)	Goodwill and Indefinite-Lived Intangible Asset Impairment

Goodwill and indefinite-lived intangible assets are tested for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of these assets has been impaired. In order to determine if the value of these assets might be impaired, the reporting unit to which the assets have been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts, market data and discount rates. An estimated fair value is determined using the present value of estimated future cash flows under this methodology, and any excess of recorded goodwill over estimated fair value is written off through impairment expense. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill and indefinite-lived intangibles. Management has determined the Company’s reporting units that hold such goodwill and indefinite-lived intangible assets to be California, Illinois, Maryland, Arizona, New York, Massachusetts, Ohio, Florida, and Pennsylvania.

(vi)	Business Combinations and Asset Acquisitions

Determination of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business. The classification can have a significant impact on the accounting on and subsequent to the acquisition date.

a.	Business Combinations

In determining the fair value of all identifiable assets, liabilities, contingent liabilities, and non-controlling interests acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when contingent payments are expected to be made and at what amounts, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

b.	Asset Acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Goodwill is not recorded as a result of an asset acquisition.

(iii)	Share-Based Compensation

In determining the fair value of share-based awards for the purpose of calculating compensation expense, key estimates such as the rate of forfeiture of awards granted, the expected life of options, the volatility of the Company’s stock price and the risk-free interest rate are used. For awards with performance conditions, additional estimates for the probability of achievement of performance-based goals are also necessary.

(iv)	Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Uncertain tax positions are recognized and measured using a two-step process: (1) determine whether a benefit may be recognized and (2) measure the amount of the benefit. Tax benefits from uncertain tax positions may be recognized only if it is more likely than not that the tax position is sustainable based on its technical merits. Uncertain tax positions are evaluated at the individual tax position level. The tax benefit is measured by using a cumulative probability model: the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any interest or penalties related to uncertain tax positions are recognized within Accrued liabilities and Accounts payable in the Consolidated Balance Sheets.

(v)	Measurement of ROU Assets and Sale and Leaseback Accounting

Assets and liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid, which are then discounted using the Company’s incremental borrowing rate. The Company applies ASC 842 when accounting for lease transactions. Significant estimates and judgments are involved in determining the implicit interest rate.

A sale and leaseback transaction involves the transfer of an asset to another entity and the leaseback of the same asset. The Company applies ASC 606 and ASC 842 when accounting for sale and leaseback transactions. Significant estimates and judgments applied include determination of the fair value of the underlying asset, transfer of control, and determination of the implicit interest rate. The Company recognizes gains or losses related to the transfer of rights of the asset to the buyer-lessor and measures the ROU asset arising from the leaseback at the retained portion of the previous carrying amount. In cases where the transaction does not qualify for sale and leaseback accounting treatment, the asset is not derecognized, and no gain or loss is recorded. The transaction is treated as a financing transaction.

(vi)	Fair Value Measurements

Fair value is defined as a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on a specified date. The Company estimates fair value of financial instruments in accordance ASC 820 “Fair Value Measurement”, using quoted market prices whenever available and utilizing standard pricing models in situations where quoted market prices are not available.

(vii)	Contingencies

The Company is subject to lawsuits, investigations and other claims related to employment, commercial, regulatory, and other matters that arise out of operations in the normal course of business. At each reporting period, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other accrued expenses.

Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material.

LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2021, the Company held $223.5 million in cash and cash equivalents, $2.6 million in restricted cash and $133.4 million of working capital compared to December 31, 2020, where the Company held $136.3 million in cash and cash equivalents, $4.4 million in restricted cash and $(3.4) million of working capital. The increase of $136.8 million in working capital was primarily driven by increased cash during the period. On August 12, 2021, the Company closed on the Senior Loan of $400.0 million and repaid the previous $200.0 million Amended Term Loan, leading to an increase in cash. The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually, and has a stated maturity of August 2026. Additionally, the increase was partially driven by an increase in inventory and accounts receivable balances, as well as lower accrued liabilities.

The Company is able to access private and/or public financing through, but not limited to, institutional lenders such as the Senior Loan of $400.0 million described above, private loans through individual investors, and private and public equity raises such as the equity distribution agreement that was announced on April 26, 2021 with Canaccord Genuity Corp. to replace the equity distribution agreement filed in December 2019 due to the expiration of the prior shelf prospectus. Pursuant to this agreement, the Company may, from time to time, sell up to $100.0 million of its SVS in Canada. On January 14, 2021, the Company announced the commencement of the January 2021 Offering of SVS. The SVS were offered in each of the provinces of Canada, other than Québec, and in the U.S. on a private placement basis to “qualified institutional buyers.” The Company expects cash on hand and cash flows from operations, along with the private and/or public financing options discussed, will be adequate to meet capital requirements and operational needs for the next twelve months.

Cash Flows

Operating Activities

Net cash provided by operating activities was $14.5 million for the year ended December 31, 2021, an increase of cash of $22.3 million compared to $7.8 million of cash used during the year ended December 31, 2020. The increase in net cash provided by operating activities was primarily due to an increase in gross profit through improved efficiencies and greater scale in the Company’s established markets. This was offset by higher working capital requirements in the period.

Investing Activities

Net cash used in investing activities was $163.9 million for the year ended December 31, 2021, an increase of cash used of $99.2 million compared to $64.7 million used in the year ended December 31, 2020. The increase in net cash used in investing activities was primarily due to an increase in loans and advances for entities to be acquired during the year, an increase in cash paid for acquisitions (net of cash acquired), and reduced proceeds from sale and leaseback transactions; partially offset by reduced tenant improvement allowances in the current-year period.

Financing Activities

Net cash provided by financing activities was $235.0 million for the year ended December 31, 2021, an increase in cash provided of $73.5 million compared to $161.5 million for the year ended December 31, 2020. The increase in net cash provided by financing activities was primarily due to proceeds received from the Senior Loan, net of Amended Term Loan repayment, of $187.0 million and proceeds received from the equity offering in the first quarter of 2021.

CONTRACTUAL OBLIGATIONS

As of December 31, 2021, maturities of lease liabilities were as follows:

($ in thousands)	Total	Operating Leases	Finance Leases
2022	$24,242	$18,971	$5,271
2023	24,260	18,832	5,428
2024	24,593	18,989	5,604
2025	26,102	20,348	5,754
2026	26,423	20,528	5,895
Thereafter	207,288	174,141	33,147

Total lease payments	$332,908	$271,809	$61,099

Less: imputed interest	(184,810)	(154,871)	(29,939)
Less: tenant improvement allowance	(8,370)	(7,671)	(699)

Present value of lease liabilities	139,728	109,267	30,461

Less: short-term lease liabilities	(20,792)	(16,348)	(4,444)

Present value of long-term lease liabilities	$118,936	$92,919	$26,017

In addition to the future minimum lease payments disclosed above, the Company is responsible for real estate taxes and common operating expenses incurred by the building or facility in which it leases space. Additionally, the Company will continue to invest in its facilities through construction and other capital expenditures as it expands its footprint in existing and new markets.

In addition to the lease commitments above, the Company has the following contractual obligations as of December 31, 2021:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & Accrued liabilities	$127,720	$—	$—	$127,720
Deferred consideration, contingent consideration, and other payables, short-term	71,833	—	—	71,833
Deferred consideration and contingent consideration, long-term	—	17,651	—	17,651
Long-term notes payable and loans payable & Short-term borrowings	19,928	—	465,079	485,007

Total obligations as of December 31, 2021	$219,481	$17,651	$465,079	$702,211

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

(a)	Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

(b)	Proposed Transactions

On March 23, 2022, the Company announced that it had entered into the Arrangement Agreement with Columbia Care in respect of the Columbia Care Transaction. See “Overview of the Company – Recent Developments.” After giving effect to the Columbia Care Transaction, the Company would have pro forma revenue, before divestitures and based on actual fourth quarter 2021 results or consensus estimates where actuals are not available, annualized, of over $1.4 billion and would operate over 130 retail stores across an 18-market footprint. Pro forma fourth quarter 2021 wholesale revenue would equal over $120 million.

The Columbia Care Transaction has been unanimously approved by the boards of directors of each of the Company and Columbia Care. The Columbia Care Transaction is subject to, among other things, receipt of the necessary approvals of the Supreme Court of British Columbia, the approval of two-thirds of the votes cast by shareholders of Columbia Care at a special meeting of shareholders to approve the Columbia Care Transaction, receipt of the required regulatory approvals, including, but not limited to, approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions. Approval of the shareholders of the Company is not required in connection with the Columbia Care Transaction.

Shareholders of Columbia Care holding approximately 25% of the voting power of the issued and outstanding shares of Columbia Care have committed to enter into voting and support agreements with the Company to vote in favor of the Columbia Care Transaction.

It is expected that the special meeting of shareholders of Columbia Care will be held in the second quarter of 2022 and closing of the Columbia Care Transaction is expected to occur in the fourth quarter of 2022.

RELATED PARTY TRANSACTIONS

(a)	Transactions with Key Management Personnel

Related parties, including key management personnel hold 93.2 million redeemable units of Cresco Labs, LLC, which is equal to $32.7 million of Non-controlling interests as of December 31, 2021. During the years ended December 31, 2021, and 2020, 84.7% and 81.8%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel.

(b)	Related Parties – Debt

On August 12, 2021, the Company closed on a new Senior Loan agreement, the proceeds from which were used to retire the existing Amended Term Loan. Upon entering the new Senior Loan agreement, the Company has no borrowings with related parties. Prior to the closing of the new Senior loan, the Company had borrowings with related parties related to the Amended Term Loan. The balance of the Amended Term Loan as of December 31, 2021, is $nil as payments of $16.6 million, were made in the third quarter of 2021 to satisfy this debt. During the years ended December 31, 2021, and 2020, the Company recorded interest expense related to borrowings with related parties of $1.2 million and $1.8 million, respectively. As of December 31, 2021, and 2020, the Company had interest payable related to borrowings with related parties of $nil and $0.1 million, respectively.

Prior to the new Senior Loan agreement, related party lenders included Charles Bachtell, Chief Executive Officer and member of the Board of Directors (the “Board”); Robert Sampson, member of the Board; Global Green Debt, LLC which is owned by Randy Podolsky, member of the Board; Calti, LLC which is owned by Joe Caltabiano, owner of 11.5% of the Company’s outstanding redeemable shares; McCormack Capital which is owned by Brian McCormack, MVS shareholder; CL Debt which is owned by Dominic Sergi, MVS shareholder; a holder of minority interest in MedMar, Inc. (“MedMar”); and Vero Management LLC which is owned by individuals owning 22.5% of the Company’s outstanding redeemable shares.

(c)	Related Parties - Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have a minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar. The lease liabilities were incurred in January 2019 and May 2020 and will expire in 2027 through 2036.

The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases, and other financing transactions with terms that will expire in 2030. During the years ended December 31, 2021, and 2020, the Company received tenant improvement allowance reimbursements of $nil and $0.8 million respectively. The Company expects to receive further reimbursements of $2.2 million as of December 31, 2021.

Below is a summary of the expense resulting from the related party lease liabilities for the periods ended December 31, 2021, and 2020:

		Year Ended December 31,
($ in thousands)	Classification	2021	2020
Operating Leases
Lessor has minority interest in SLO	Rent expense	$1,563	$2,138
Lessor has minority interest in MedMar	Rent expense	238	140
Lessor is an MVS shareholder	Rent expense	1,168	647
Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$277	$151
Lessor has minority interest in MedMar	Interest expense	310	174
Lessor is an MVS shareholder	Depreciation expense	74	64
Lessor is an MVS shareholder	Interest expense	88	80

Additionally, below is a summary of the right-of-use assets and lease liabilities attributable to related party leases as of December 31, 2021, and 2020:

	As of December 31, 2021		As of December 31, 2020
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in SLO	$6,996	$11,938	$4,926	$8,560
Lessor has minority interest in MedMar	1,525	1,549	1,146	1,187
Lessor is an MVS shareholder	6,314	4,867	6,334	4,783
Finance Leases
Lessor has minority interest in MedMar	$2,137	$2,457	$1,201	$1,365
Lessor is an MVS shareholder	616	1,063	648	678

During the years ended December 31, 2021, and 2020, the Company recorded interest expense on finance liabilities of $0.3 million and $0.1 million, respectively. As of December 31, 2021, and 2020, the Company had finance liabilities totaling $1.5 million. All finance liabilities outstanding are due to an entity controlled by an MVS shareholder.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or ECL as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2021, and 2020 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the year.

The following tables summarize the Company’s financial instruments as of December 31, 2021, and 2020:

	2021
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$223,543	$—	$—	$—	$223,543
Restricted cash[1]	2,559	—	—	—	2,559
Security deposits	3,941	—	—	—	3,941
Accounts receivable, net	43,379	—	—	—	43,379
Loans receivable, short-term	747	—	—	565	1,312
Loans receivable, long-term	505	—	—	—	505
Investments	—	4,710	542	660	5,912
Financial Liabilities:
Accounts payable	$32,278	$—	$—	$—	$32,278
Accrued liabilities	95,442	—	—	—	95,442
Short-term borrowings	19,928	—	—	—	19,928
Current portion of lease liabilities	20,792	—	—	—	20,792
Deferred consideration, contingent consideration, and other payables, short-term	5	12	—	71,816	71,833
Derivative liabilities, short-term	—	—	—	1,172	1,172
Lease liabilities	118,936	—	—	—	118,936
Deferred consideration and contingent consideration, long-term	—	—	—	17,651	17,651
Long-term notes payable and loans payable	465,079	—	—	—	465,079

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, facility requirements and building improvements.

	2020
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$136,339	$—	$—	$—	$136,339
Restricted cash[1]	4,435	—	—	—	4,435
Security deposits	3,558	—	—	—	3,558
Accounts receivable, net	29,943	—	—	—	29,943
Loans receivable, short-term	921	—		1,517	2,438
Loans receivable, long-term	1,204	—	—	20,019	21,223
Investments[2]	3,192	—	1,049	119	4,360
Financial Liabilities:
Accounts payable	$23,231	$—	$—	$—	$23,231
Accrued liabilities	130,469	—	—	—	130,469
Short-term borrowings	25,924	—	—	—	25,924
Current portion of lease liabilities	18,040	—	—	—	18,040
Deferred consideration, contingent consideration, and other payables, short-term	—	22	—	19,093	19,115
Derivative liabilities, long-term	—	—	—	17,505	17,505
Lease liabilities	74,468	—	—	—	74,468
Deferred consideration and contingent consideration, long-term	—	—	—	7,247	7,247
Long-term notes payable and loans payable	255,439	—	—	—	255,439

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, and facility licensing requirements.
[2]	Investment balances in the amortized cost column represent equity method investments.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2021, and 2020 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but have not yet been voted on within the U.S. Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2021, the Company had working capital (defined as current assets less current liabilities) of $133.4 million, which reflects the equity raise that occurred in the first quarter of 2021.

(d)	Market Risk

(i)	Currency Risk

The operating results and balance sheet of the Company are reported in U.S. dollars. As of December 31, 2021, and 2020, the Company’s financial assets and liabilities are predominately in U.S. dollars. However, from time to time some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded $1.2 million and $1.4 million in foreign exchange losses during the years ended December 31, 2021, and 2020, respectively.

As of December 31, 2021, and 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate by 10% would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables, short-term and Interest expense, net of $0.1 million. The Company’s effective interest rate for its Senior Loan is 11% and the stated interest rate is 9.5%.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease to Deferred consideration, contingent consideration, and other payables, short-term; Derivative liabilities, long-term; and Deferred consideration and contingent consideration, long-term with a corresponding change to Other (expense) income, net. As of December 31, 2021, an increase or decrease in stock price by 10% would result in an unfavorable impact of $0.7 million or a favorable impact of $0.5 million, respectively.

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to IRC Section 280E, which bars businesses from deducting all expenses except their COGS when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have on the goals and operations of the business as a whole.

(vi)	COVID-19 Risk

The novel coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the U.S. Food and Drug Administration (“FDA”). As of December 31, 2021, the vaccine has become more widely available, however, there remains significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

SUMMARY OF OUTSTANDING SHARE AND SHARE-BASED DATA

Cresco has the following securities issued and outstanding, as of December 31, 2021:

Securities	Number of Shares (in thousands)
Issued and Outstanding
Super Voting Shares	500
Subordinate Voting Shares[3]	269,971
Proportionate Voting Shares[1]	20,667
Special Subordinate Voting Shares[2]	1
Redeemable Shares	109,441
Warrants	9,842
Stock Options	23,610
Restricted Stock Units	1,093

[1]	PVS presented on an “as-converted” basis to SVS (1-to-200)
[2]	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)
[3]	SVS includes shares pending issuance or cancellation

Federal Regulatory Environment

Canadian-Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the U.S. as permitted within a particular state’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents.

In accordance with Staff Notice 51-352, Cresco Labs will evaluate, monitor, and reassess the disclosures contained herein, and any related risks, on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. As a result of the Company’s operations, it is subject to Staff Notice 51-352 and accordingly provides the following disclosure:

Cresco Labs currently directly derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2021, the Company is directly involved (through licensed subsidiaries) in both the medical and adult-use cannabis industry in the states of Illinois, Pennsylvania, Ohio, California, Arizona, Maryland, Massachusetts, New York, Michigan, and Florida as permitted within such states under applicable state law which states have regulated such industries.

The cultivation, sale and use of cannabis is illegal under federal law pursuant to the U.S. Controlled Substance Act of 1970 (“CSA”). Under the CSA, the policies and regulations of the U.S. Federal Government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the Cole Memo (the “Memo”). The Memo previously provided guidance to prioritize a limited scope of federal enforcement including the prevention of the distribution of marijuana to minors, revenue from the sale of marijuana from going to criminal enterprises, diversion of marijuana from states where it is legal under state law in some form to other states, state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity, violence and the use of firearms in the cultivation and distribution of marijuana, drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use, the growing of marijuana on public lands and marijuana possession or use on federal property. With the Memo rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis-related violations of U.S. Federal Law. If the Department of Justice policy was to aggressively pursue financiers or equity owners of cannabis-related business, and U.S. Attorneys followed such Department of Justice policies through pursuing prosecutions, then the Company could face, (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers, and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the U.S. for life. The Rohrabacher–Farr amendment (also known as the Rohrabacher–Blumenauer amendment) prohibits the Department of Justice from spending funds to interfere with the implementation of state medical cannabis laws. It first passed the U.S. House of Representatives in May 2014 and became law in December 2014 as part of an omnibus spending bill. The passage of the amendment was the first time either chamber of Congress had voted to protect medical cannabis patients and is viewed as a historic victory for cannabis reform advocates at the federal level. The amendment does not change the legal status of cannabis, however, and must be renewed each fiscal year in order to remain in effect. Since 2015, Congress has used a rider provision in the Consolidated Appropriations Acts (currently the Joyce Amendment, but previously called the Rohrabacher-Blumenauer Amendment, and before that the Rohrabacher-Farr Amendment) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against state-compliant actors in jurisdictions that have legalized medical cannabis and cannabis-related activities. Additionally, the Blumenauer-McClintock-Norton-Lee amendment was under consideration. This amendment would have extended the protections of the Joyce Amendment to adult-use businesses. However, the Blumenauer-McClintock-Norton-Lee amendment was not included in the appropriations bill that was passed by Congress on March 10, 2022 and signed by President Biden on March 15, 2022. The protections offered by the Joyce Amendment continue to be in effect.

Unless and until the U.S. Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. Federal Government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected.

Despite the current state of the federal law and the CSA, the states of Arizona, California, Nevada, Massachusetts, Maine, Michigan, New Mexico, New York, New Jersey, Illinois, Montana, Washington, Oregon, Colorado, Virginia, Vermont, Alaska, Connecticut, and the District of Columbia, have legalized recreational use of cannabis. During the November 2020 election, voters in Arizona, New Jersey, South Dakota, and Montana passed adult-use marijuana measures to allow for the sale of recreational marijuana in those states. South Dakota and Mississippi voters passed initiatives to allow medical marijuana. On February 8, 2021, South Dakota circuit court judge Christina Klinger rejected the measure approved by voters in the November election noting that it is a violation of the state’s requirement that constitutional amendments deal with one subject and would have broad changes to the state government. In April 2021, the South Dakota Supreme Court began hearing oral arguments on the constitutionality of the ballot initiative. The state’s implementation of its medical cannabis program was not affected by the decision. Although the District of Columbia voters passed a ballot initiative in November 2014, no commercial recreational operations exist because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers. Early in 2021, the government moved to rectify the situation through local legislation. Two separate bills were introduced: Mayor Muriel Bowser’s Safe Cannabis Sales Act of 2021, and Councilmember Phil Mendelson’s Comprehensive Cannabis Legalization and Regulation Act of 2021. A public hearing on D.C. Council Chair Mendelson’s bill was held on November 19, 2021, which was the D.C. Council’s first hearing on a bill to legalize adult-use cannabis sales. However, should these bills pass, they could not be implemented until the congressional rider on DC’s appropriations bill, prohibiting DC from using any funds to implement and regulate adult-use cannabis sales in DC, is lifted. On May 7, 2021, the Mississippi Supreme Court overturned the voter-approved initiate to legalize medical marijuana in Mississippi after legal challenges arguing the constitutional amendment violated procedural rules for placing measures on the ballot. However, following the state Supreme Court’s action, legislators took up the medical marijuana issue, and on February 2, 2022, the governor of Mississippi signed a bill legalizing medical marijuana in the state.

In addition, over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis, provided that there are strict purchasing or possession limits. However, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local government authorities will not limit the applicability of state laws within their respective jurisdictions.

The Company’s objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the U.S. Accordingly, there are significant risks associated with the business of the Company. Unless and until the U.S. Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law, and the business of the Company may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the U.S.

For these reasons, the Company’s investments in the U.S. cannabis market may subject the Company to heightened scrutiny by regulators, stock exchanges, clearing agencies and other Canadian authorities. There are risks associated with the business of the Company. See sections “Risk Factors,” “General Development of the Business” and “Description of the Business” in the Annual Information Form for the year ended December 31, 2021, filed on SEDAR.

On November 20, 2019, the House Judiciary Committee approved the Marijuana Opportunity Reinvestment and Expungement Act of 2019 (the “MORE Act”) by a 24 to 10 vote. The MORE Act would decriminalize and remove Cannabis as a Schedule I controlled substance. In April 2021, days before a floor vote in the U.S. House of Representatives, the MORE Act was stalled due to a late added amendment. While the main thrust of the bill remained intact, including a tax to fund programs to repair the harms of the drug war, a provision was added requiring a federal permit to operate a “cannabis enterprise” along with restrictions that could ban people with prior marijuana convictions from being eligible. Advocates viewed the amendment as problematic as it allows for federal cannabis permits to be suspended or revoked if a person has a past or current legal proceeding related to a felony violation of any state or federal cannabis law. Following the Judiciary Committee approval in November 2019 MORE was passed by the House by a vote of 228-164 in December 2020. The bill did not advance in the U.S. Senate. The bill was reintroduced by Representative Nadler (D-NY 10th Dist.) in May 2021. On September 30, 2021, the MORE Act passed the House Judiciary Committee by a vote of 26-15. Two Republicans joined all of the committee’s Democratic members to move the bill forward. Currently, the legislation is on the House floor for consideration.

On April 19, 2021, the SAFE Banking Act of 2019 (the “SAFE Banking Act” or “SAFE”) again passed the U.S. House of Representatives by a 321 – 101 vote. Management believes, based on currently available information, that the likelihood of the SAFE Banking Act’s passage is high, however, the particular timing and legislative vehicle is still unknown. The U.S. Senate has declined to bring the SAFE Banking Act up for a vote due to pending comprehensive federal reform legislation from Senate Majority Leader Chuck Schumer (D-NY), Senate Finance Committee Chair Ron Wyden (D-OR), and Senate Judiciary Criminal Justice and Counterterrorism Subcommittee Chair Cory Booker (D-NJ). The provisions of SAFE were offered by Congressman Earl Perlmutter (D-CO) as an amendment to the House version of the Defense Authorization Act (NDAA/H.R. 4350), which passed the House on September 23, 2021. However, the Senate’s version of the bill did not include SAFE and the compromised NDAA language also failed to include SAFE. On January 28, 2022, Rep. Ed Perlmutter (D-CO) filed an amendment to the America COMPETES Act, HR 4521, which incorporated the SAFE Banking language into the bill. The America COMPETES Act relates to high-tech investment incentives and programs. On February 1, 2022, Rep. Perlmutter’s SAFE Banking amendment was considered by the House Rules Committee and included in the America COMPETES Act. The America COMPETES act passed the House on February 4, 2022, with SAFE banking included. The House and Senate will determine the content of the final bill and whether SAFE’s language will be included. However, COMPETES has been deprioritized, as the fiscal year 2022 appropriations deadline and Ukraine are the current priorities.

On February 1, 2021, Leader Schumer and Senators Wyden and Booker issued a joint statement announcing the imminent release of comprehensive cannabis reform legislation which stated, “We will release a unified discussion draft on comprehensive reform to ensure restorative justice, protect public health and implement responsible taxes and regulations.”

On May 5, 2021, U.S. Representatives David Joyce (R-OH) and Don Young (R-AK) introduced the Republican reform proposal called the Common Sense Cannabis Reform for Veterans, Small Businesses, and Medical Professionals Act.

On July 14, 2021, Leader Schumer and Senators Wyden and Booker released the Cannabis Administration and Opportunity Act, a 163-page discussion draft bill, alongside a 30-page summary document, which effectively deschedules cannabis, provides restorative justice for past cannabis-related convictions, and establishes a federal regulatory system within the FDA for cannabis products. In addition to the aforementioned provisions, the bill also maintains state authority to establish individual cannabis policies and establishes a federal tax on cannabis products. Stakeholder comments were submitted to the Sponsoring Offices on or before the requested deadline of September 1, 2021. The Sponsoring Offices are currently considering those comments and are expected to amend the discussion draft bill before filing the same. It is unclear when the bill will be filed.

On November 15, 2021, Rep. Nancy Mace (R-SC) introduced the States Reform Act. The bill, if enacted, would legalize cannabis at the federal level by removing from the Controlled Substances Act and provide some deference to the states and state programs. The bill defers to the states to prohibit or commercially regulate adult use cannabis within their borders. In addition to state regulation, cannabis would generally be regulated at the federal level in manner similar to alcohol, including by the Food and Drug Administration, the U.S. Department of Agriculture, and the Alcohol and Tobacco Tax and Trade Bureau, which would be renamed the Bureau of Alcohol, Tobacco, and Cannabis Tax and Trade Bureau.

The States in Which We Operate, Their Legal Framework and How it Affects Our Business

Illinois Operations

The Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with debilitating medical condition access to medical marijuana, became effective January 1, 2014. There were over 41 qualifying conditions as part of the initial medical program.

The Opioid Alternative Pilot Program launched on January 31, 2019 and allows patients that receive or are qualified to receive opioid prescriptions access to medical marijuana as an alternative in situations where an opioid could generally be prescribed. Under this program, patients with doctor approval can receive near-immediate access to cannabis products from an Illinois licensed dispensary. The Opioid Alternative Pilot Program eliminates the previously required fingerprinting and background checks that often delay patients’ access to medical cannabis by up to three months.

In January 2019, J.B. Pritzker was sworn into office as Governor of Illinois. Cresco Labs’ CEO and co-founder, Charles Bachtell, was appointed to the Cannabis Legalization Subcommittee of the Governor’s transition team. Cannabis Legalization was one of four subcommittees under the Governor’s Restorative Justice and Safe Communities Transition Committee. The primary goals of the Cannabis Legalization Subcommittee were to evaluate and develop implementation recommendations for the Governor’s platform on legalizing cannabis.

In June 2019, the Illinois House of Representatives and Senate passed Senate Bill 2023 which added eleven (11) additional debilitating illnesses such as chronic pain, migraines and irritable bowel syndrome to the list of qualifying medical conditions. This bill was signed into law in August 2019 by Governor J.B. Pritzker.

Additionally, in June 2019, Governor Pritzker signed the Cannabis Regulation and Taxation Act into law, making Illinois the 11th state to legalize recreational marijuana. Adult-use sales of marijuana in Illinois began on January 1, 2020.

Illinois’ retail market for 2020 was approximately $1.0 billion, representing a 71.7% year-over-year increase. Illinois’ retail market for 2021, was approximately $1.8 billion. Cresco Labs currently owns and operates three (3) medical and adult-use cannabis cultivation and manufacturing centers in Illinois, five (5) medical/adult-use dispensary locations, and five (5) adult-use dispensary locations. Licenses were awarded based on merit in a highly competitive application process to applicants who demonstrated strong operational expertise and financial backing.

Cresco Labs is licensed to operate in the State of Illinois as a medical and adult-use cultivator and product manufacturer. Phoenix Farms, LLC (“Phoenix”), PDI Medical III, LLC (“PDI”), FloraMedex, LLC (“FloraMedex”), MedMar Lakeview, LLC (“MedMar Lakeview”), and MedMar Rockford, LLC (“MedMar Rockford”) are each licensed to operate retail dispensaries in the State of Illinois. Further, each of these medical dispensary licenses allowed for one (1) additional adult-use dispensary license, for a total of ten (10) dispensary locations in the State of Illinois, which are all now open and branded as Sunnyside* dispensaries. In November 2021, Cresco Labs relocated its Sunnyside* dispensaries in Buffalo Grove and Lakeview (Chicago) to larger facilities. The new 10,000 square-foot Sunnyside* Lakeview location is approximately 400 feet from Wrigley Field, the home of the Chicago Cubs, making it the closest cannabis dispensary in the country to a national sports stadium. Under applicable laws, the licenses permit Cresco Labs and its subsidiaries to collectively cultivate, manufacture, process, package, sell, and purchase marijuana pursuant to the terms of the licenses, which are issued by the Illinois Department of Agriculture (“IDOA”) and the Illinois Department of Financial and Professional Regulation (“IDFPR”) under the provisions of the Illinois Revised Statutes 410 ILCS 130 and 410 ILCS 705. All licenses are, as of the date hereof, active with the State of Illinois. There are five (5) categories of licenses in Illinois, (i) cultivation/processing, (ii) dispensary, (iii) craft grower, (iv) infuser, (v) and transporting. The licenses are independently issued for each approved activity.

All cultivation/processing establishments must register with the IDOA, and all dispensaries must register with the IDFPR. If applications contain all required information and after vetting by officers, establishments are issued a medical marijuana establishment registration certificate. Registration certificates are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the IDOA or IDFPR and include a renewal form. While Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Illinois cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Illinois cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The retail dispensary licenses held by Phoenix, PDI, FloraMedex, MedMar Lakeview, and MedMar Rockford permit the Company to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients and adult-use customers. As of December 31, 2021, the Company has opened ten (10) Sunnyside* dispensary locations in Illinois, the maximum allowed by the State of Illinois. Two (2) of the ten (10) are located within the City of Chicago.

The Cannabis Regulation and Tax Act mandates that the IDOA issue up to 40 craft grower and infuser licenses in addition to transporting licenses by July 1, 2020. The Act further requires the IDOA to issue up to 60 craft grower licenses by December 21, 2021 and states the IDOA may also issue up to 60 infuser licenses by the same date. On August 2, 2021, the IDOA announced that it had issued 32 initial craft grower licenses, 28 infuser licenses, and 9 transporter licenses. The IDOA also announced that some applicants that received a Notice of Award for craft grower and infuser licenses requested and received an extension from the IDOA to submit their licensing fee and other documents, meaning other licenses would be awarded. It had not issued craft grower, infuser, or transporter licenses before that time. The IDOA later announced that it would be selecting the next round of licensees (up to 60 craft grower and infuser licenses to be awarded by December 21, 2021) from the group of remaining applicant pool. The Cannabis Regulation and Tax Act also requires the award of conditional adult-use dispensing licenses by the Department of Financial and Professional Regulation. On September 3, 2021, the IDFPR announced the results of several lotteries to award 185 conditional adult-use dispensing licenses that have been part of an application process since early 2020. However, as a result of a series of lawsuits, those licenses have not yet been formally awarded. Further, the IDFPR announced its intention to conduct an additional lottery to award conditional adult-use dispensing organization licenses and resolve the pending litigation.

The three (3) medical cultivation licenses held by Cresco Labs permit it to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries. In September 2019, the three (3) cultivation facilities were approved for growing adult-use cannabis by the IDOA, for a total cultivation capacity of 600,000 square feet, the maximum allowed by law.

On September 27, 2019, the Company announced that it has signed a binding agreement to sell its Joliet and Kankakee, Illinois facilities to Innovative Industrial Properties, Inc. (“IIP”) for approximately $46.3 million, which amount includes funding for additional tenant improvements at the Kankakee facility. Concurrent with the closing of the sale, Cresco Labs entered into a long-term, triple-net lease agreement with IIP and will continue to operate each property as a licensed cannabis cultivation and processing facility. The Joliet transaction was accounted for as a financing transaction. The two properties represent approximately 100,000 square feet of industrial space in aggregate.

On December 12, 2019, the Company announced that it had completed the sale of its Lincoln, Illinois cultivation facility to GreenAcreage Real Estate Corp. (“GreenAcreage”), for $50.0 million and accounted for as a financing transaction. Cresco Labs entered into a long-term, triple-net lease agreement with GreenAcreage and will continue to operate the facility as a licensed medical and adult-use cannabis cultivation and processing facility. The Company’s Lincoln property is approximately 215,000 square feet, making it the largest such facility in Illinois.

Pennsylvania Operations

The Pennsylvania medical marijuana program was signed into law on April 17, 2016, under Act 16 and provided access to state residents with one (1) of twenty-one (21) qualifying conditions. The state, which consists of over 12 million U.S. citizens and qualifies as the fifth largest population in the U.S., operates as a high-barrier market with very limited market participation. The state originally awarded only twelve (12) licenses to cultivate/process and 27 licenses to operate retail dispensaries (which entitled holders up to three (3) medical dispensary locations). Out of the hundreds of applicants in each license category, Cresco Yeltrah, LLC (“Yeltrah”) was awarded one (1) medical cannabis cultivation and processing center license in Pennsylvania, and one (1) dispensary license allowing three (3) dispensary locations in Pennsylvania. Cresco Labs was awarded the second-highest overall score during the application process. On June 30, 2021, Pennsylvania Governor Tom Wolf signed into law PA HB 1024, amending Act 16. HB 1024 implemented several changes to Act 16 including but not limited to the ability for grower/processors to obtain and transport bulk postharvest plant material between grower/processors to process medical marijuana. The amendatory legislation also expanded the list of qualifying conditions, permits limited remediation of cannabis flower, requires the Department of Agriculture to update its list of approved pesticides, and expands the number of clinical registrants and affords clinical registrants with the same rights as grower/processors.

Retail sales commenced in February 2018 to a limited number of retail locations across the state. On February 15, 2018, Yeltrah was the first cultivator/processor to release product into the Pennsylvania market (approximately six (6) weeks ahead of any other producer), and its dispensary was the first to sell product to patients in the state.

On March 22, 2018, it was announced that the final phase of the Pennsylvania medical marijuana program would initiate its rollout, which would include 13 additional cultivation/processing licenses and 23 additional dispensary licenses. The application period ran from April 2018 through May 2018. Yeltrah submitted additional dispensary applications and in December 2018 one (1) additional dispensary license was obtained to open three (3) additional dispensary locations, for a total of six (6) dispensary locations in the State of Pennsylvania. Five (5) of the six (6) dispensaries are currently operational and the remaining dispensary opened in January 2022.

Under applicable laws, the licenses permit Yeltrah to cultivate, manufacture, process, package, sell, and purchase medical marijuana pursuant to the terms of the licenses, which are issued by the Pennsylvania Department of Health (“PDOH”) under the provisions of Medical Marijuana Act (35 P.S. §10231.101 — 10231.2110) and Chapters 1141, 1151 and 1161 of the Pennsylvania regulations. The PDOH is currently in the process of revising its medical regulations, which are expected to be finalized in the second quarter of 2022. All licenses are, as of the date hereof, active with the Commonwealth of Pennsylvania. There are two categories of licenses in Pennsylvania: (i) cultivation/processing and (ii) dispensary. The licenses are independently issued for each approved activity for use at Yeltrah facilities in Pennsylvania.

All grower/processor establishments and all dispensaries must register with the PDOH. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Pennsylvania cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Pennsylvania cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The retail dispensary licenses permit Yeltrah to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients.

The medical cultivation licenses permit Yeltrah to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries. In May 2020, the Company announced the completion of its cultivation and manufacturing facility expansion which provides an additional 66,000 square feet of indoor and greenhouse cultivation area, bringing the total cultivation space in the facility to 88,000 square feet, subsequently updated to 85,000 square feet upon conversion of cultivation space to packaging space. In addition, with the acquisition of Laurel Harvest in December 2021, approximately 52,000 square feet of additional indoor growing and processing space has been added.

On November 25, 2021, Cresco Labs announced its acquisition of Cure Penn for aggregate consideration of $89.0 million. The acquisition added one (1) additional dispensary license, which allowed for three (3) additional dispensary locations in the State of Pennsylvania. All three (3) dispensary locations are operational and have been rebranded as Sunnyside* dispensaries in the first quarter of 2022.

On December 10, 2021, the Company announced its acquisition of Laurel Harvest for consideration equal to $136.7 million. The acquisition added two (2) additional dispensary licenses, which allowed for six (6) additional dispensary locations in the State of Pennsylvania, for a total of 15 dispensary locations. Of the six (6) dispensary locations, only one (1) is operational and has been rebranded as a Sunnyside* dispensary in the first quarter of 2022.

On September 25, 2019, Pennsylvania Governor Tom Wolf held a press conference to announce that a majority of Pennsylvania citizens were in favor of adult-use cannabis. He called on the General Assembly to consider the legalization of adult-use cannabis and provided additional actions to seek a path forward. On October 13, 2020, the Governor reaffirmed his support for adult-use cannabis and discussed the economic growth potential and restorative justice benefits of legalizing adult-use cannabis. On January 28, 2021, Governor Wolf further reiterated his support for adult-use cannabis and called for legalization in his 2021 agenda. On February 24, 2021, Senator Dan Laughlin, (R-Erie County) joined by Senator Sharif Street, (D-Philadelphia), announced the intent to file bipartisan legislation to legalize adult-use cannabis in the Commonwealth of Pennsylvania. Since the announcement by Senators Laughlin and Street, on September 28, 2021, Representatives Jake Wheatley (D) and Dan Frankel (D) introduced an adult-use bill. Additionally, on October 6, 2021, Representative Amen Brown (D) and Senator Mike Regan (R) announced their intention to file an adult-use bill of their own.

On February 4, 2022, the PDOH’s Office of Medical Marijuana released a statement announcing that it was ordering the recall of certain vape medical marijuana products containing some added ingredients that had not been approved for inhalation by the U.S. Food and Drug Administration. This recall effected three vape product formulations sold by Cresco entities in Pennsylvania. The Company has reviewed the pertinent facts and completed its assessment of the potential impact of the recall, concluding no material impact to the consolidated financial position, results of operations or cash flows.

Ohio Operations

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“OMMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. House Bill 523 required that the framework for the OMMCP become effective as of September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product.

The three (3) following state government agencies are responsible for the operation of OMMCP: (1) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (2) the State of Ohio Board of Pharmacy (“Ohio Pharmacy Board”) is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and, (3) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended.

Several forms of medical marijuana are legal in Ohio, these include inhalation of marijuana through a vaporizer (not direct smoking), oils, tinctures, plant material, edibles, patches, and any other forms approved by the Ohio Pharmacy Board.

On June 4, 2018, the Ohio Pharmacy Board awarded 56 medical marijuana provisional dispensary licenses. The licenses were awarded after an extensive review of 376 submitted dispensary applications.

Provisional licensees are authorized to begin the process of establishing a dispensary in accordance with the representations in their applications and the rules adopted by the Ohio Pharmacy Board. Per Ohio State regulations, all provisional license holders have a maximum of six (6) months to demonstrate compliance with the dispensary operational requirements to obtain a Certificate of Operation. Compliance will be determined through an inspection by a Board of Medical Marijuana Compliance Agent. Once a dispensary is awarded a Certificate of Operation, it can begin selling medical marijuana to Ohio patients and caregivers in accordance with Ohio laws and rules.

By rule, the Ohio Pharmacy Board was limited to issuing up to 60 dispensary licenses across the state but had the authority to increase the number of licenses. The Ohio Pharmacy Board recently opened up a new application period for dispensaries, increasing the potential number of dispensaries in the state to 130. However, the Ohio Pharmacy Board left unchanged a regulation that limits the number of dispensary certificates of operation that a single owner can hold at five (5). Per the program rules, the Ohio Pharmacy Board will consider, on at least a biennial basis, whether enough medical marijuana dispensaries exist, considering the state population, the number of patients seeking to use medical marijuana, and the geographic distribution of dispensary sites.

Cresco Labs Ohio, LLC (“Cresco Labs Ohio”) was awarded one (1) dispensary license located in Wintersville, Ohio. The dispensary license permits Cresco Labs Ohio to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients.

Cresco Labs Ohio applied for and, on November 30, 2017, received one (1) cultivation license. Cresco Labs Ohio’s cultivation facility is a hybrid greenhouse structure located in Yellow Springs, Ohio. The medical cultivation license authorizes Cresco Labs Ohio to grow, harvest, package, and transport medical marijuana products.

On December 12, 2018, Cresco Labs Ohio was granted the first dispensary Certificate of Operation in the state, which was over a month in advance of any other dispensary operator. Retail sales commenced on January 16, 2019, with the first cannabis sale taking place at the Wintersville dispensary. This was the second state medical marijuana program in which the Company was first to market.

On June 8, 2020, Cresco Labs Ohio was granted a provisional processing license by the State of Ohio. This license allows Cresco Labs Ohio to extract oils and manufacture products from cannabis which will now provide the Company the ability to sell its entire brand portfolio in Ohio.

Ohio cultivation and processor licenses are renewable annually by the Ohio Department of Commerce (“ODOC”). Renewal applications are due at least 30 days prior to the expiration date of the Certificate of Operation. The ODOC shall grant a renewal if the renewal application was timely filed, the annual fee was timely paid, there are no reasons warranting denial of the renewal and the cultivator/processor passes inspection. Ohio dispensary licenses expire biennially on the date identified on the certificate. Renewal information, including a renewal fee, must be submitted at least 45 days prior to the date the existing certificate expires. If the dispensary is operated in compliance with Ohio dispensary regulations, and the renewal fee is paid, the Ohio Pharmacy Board shall renew the Certificate of Operation within 45 days after the renewal application is received. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Ohio cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Ohio cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On January 28, 2020, the Company announced that it had completed the sale of its Yellow Springs, OH facility to IIP. The previously announced sale was for consideration equal to approximately $10.5 million, which includes funding for additional tenant improvements. Concurrent with the closing of the sale, Cresco Labs entered into a long-term, triple-net lease agreement with IIP and will continue to operate the property as a licensed cannabis cultivation and processing facility. The Company accounted for the transaction as a financing transaction. The property represents approximately 50,000 square feet of industrial space in aggregate. This sale marked the Company’s fourth completed sale and leaseback or financing transaction, the third with IIP.

On February 16, 2021, the Company closed on the acquisition of Verdant for total consideration of $25 million. The acquisition added dispensaries in Cincinnati, Chillicothe, Newark, and Marion, Ohio. This acquisition brought the Company’s dispensary presence in Ohio to five (5), the maximum allowed by the State of Ohio.

On January 28, 2022, Secretary of State Frank LaRose announced that the Coalition to Regulate Marijuana Like Alcohol had submitted enough valid signatures to trigger an “initiated statute” process, which places the group’s adult-use cannabis statute before the legislature. Lawmakers have four (4) months to act on the bill. If the bill is amended or not acted upon, the coalition can accept the legislature’s response or gather enough signatures to place the question of adult-use cannabis legalization on the general election ballot in November 2022.

California Operations

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996 (“CUA”). This legalized the use, possession and cultivation of medical marijuana by patients with a physician’s recommendation.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three (3) bills collectively known as the “Medical Cannabis Regulation and Safety Act” (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult-Use of Marijuana Act” (“AUMA”) creating an adult-use marijuana program for adults 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. Until recently, the four (4) agencies that regulated marijuana at the state level are the Bureau of Cannabis Control (“BCC”), the California Department of Food and Agriculture (“CDFA”), the California Department of Public Health (“CDPH”), and the California Department of Tax and Fee Administration (“CDTFA”). On July 12, 2021, California Governor Gavin Newson signed into law Assembly Bill 141 (AB-141), which established the Department of Cannabis Control (“DCC”). The DCC consolidates the BCC, CDFA’s CalCannabis Licensing Division, and CDPH’s Manufactured Cannabis Safety Branch into a single department. The DCC is charged with licensing, inspecting, and providing regulatory oversight over all cannabis businesses in California

In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requirement limits license holders to operate only in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine if they will have a marijuana licensing program and determine the number of licenses, they will issue to marijuana operators.

On June 7, 2018, Cresco Labs acquired a 60.0% ownership interest in SLO, a marijuana cultivation facility in operation in the cities of Carpinteria (Santa Barbara County) and Mendota (Fresno County), California. On September 27, 2018, Cresco Labs acquired a further 20.0% ownership interest to bring the total ownership to 80.0%.

SLO is licensed to cultivate, process, manufacture, and distribute medical and adult-use cannabis in the State of California pursuant to the terms of the California state licenses issued by the BCC, CDFA, CDPH and CDTFA under the provision of MAUCRSA and California Assembly Bill No. 133.

On January 8, 2020, Cresco Labs acquired all the issued and outstanding shares of CannaRoyalty Corp. d/b/a Origin House (“Origin House”), a leading distributor and provider of brand support services in California. Under the terms of the plan of arrangement and subsequent amendments, holders of common shares of Origin House received 0.7031 SVS of Cresco Labs for each Origin House share (the “OH Transaction”). The Company acquired 100.0% of all equity interests of Origin House for 66.5 million SVS and 5.7 million replacement equity awards.

The OH Transaction represents a total consideration of $428.2 million on a fully-diluted basis, and as of this date, is among the largest of public company acquisitions in the history of the U.S. cannabis industry. The combined entity is one of the largest vertically-integrated multi-state cannabis operators in the U.S.; a leading North American cannabis company, by footprint; and one of the largest cannabis brand distributors. Since the closing of this acquisition, Cresco Labs owns several additional licenses for cultivation, manufacturing, and distribution of cannabis within the State of California.

California state and local licenses are renewed annually. Each year, licensees are required to submit a renewal application. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, the Company would expect to receive the applicable renewed license in the ordinary course of business. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company in California and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is licensed to cultivate, manufacture, and distribute medical and adult-use cannabis and cannabis-related products:

Mendota (Fresno County)

•	SLO has been issued one (1) annual license for Type 7 (Volatile Solvent Extraction), Adult-Use & Medical (“A&M”).

•	SLO has been issued one (1) provisional license for Type 11 (Distribution), A&M.

•	SLO submitted an annual application for the Type 11 (Distribution) A&M license to the state regulator and is awaiting approval for this annual application.

Carpinteria (Santa Barbara County)

•	SLO has been issued the following provisional licenses:

•	Twenty-three (23) Cultivation: Small Mixed-Light Tier 1 licenses.

•	One (1) Nursery license: allowing for the production of clones, immature plants, seeds, and other agricultural products used specifically for the propagation and cultivation of cannabis.

•	One (1) Processor license: allowing for the harvesting, drying, curing, grading, or tanning of cannabis as well as the packaging and labeling of certain non-manufactured cannabis products.

•	SLO submitted annual applications for the three (3) listed license types to the state regulator and is awaiting approval of the annual applications.

West Sacramento (Yolo County)

•	Origin House has been issued one (1) provisional Type 11 (Distribution) A&M license.

•	Origin House submitted an annual application for the one (1) listed license type to the state regulator and is awaiting approval for this annual application.

La Habra (Orange County)

•	Origin House has been issued one (1) provisional Type 11 (Distribution), A&M license.

•	Origin House submitted an annual application for the one (1) listed license type to the state regulator and is awaiting approval for this annual application.

Unincorporated Sonoma (Sonoma County)

•	Origin House has been issued one (1) provisional Cultivation, Medium Indoor license.

•	Origin House has been issued one (1) provisional Processor license.

•	Origin House has been issued one (1) provisional Type 11 (Distribution), A&M license.

•	Origin House has been issued one (1) provisional Cultivation, Small Indoor license.

•	Origin House submitted annual applications for the four (4) listed license types to the state regulator and is awaiting approval for these annual applications.

In addition to the thirty-three (33) active licenses listed above, the Company continues to pursue new state license opportunities and recently applied for an additional Type 11 (Distribution) license for the Unincorporated Sonoma (Sonoma County) location.

During the year ended December 31, 2021, the Company mutually terminated an agreement for exclusive distribution rights with a third-party vendor, which resulted in the impairment of the remaining net book value of a market-related intangible of $0.8 million. Additionally, management determined that the Company’s shift in strategy to reduce third-party distribution in California was an indicator of impairment for associated assets. Certain trade names and customer relationship intangibles with remaining net book values of $32.2 million and $57.1 million, respectively, were determined to be fully impaired due to updated cash flow projections associated with these assets. Additionally, $215.6 million in goodwill impairment was recorded to the California reporting unit.

Arizona Operations

In 2010, Arizona passed Ballot Proposition 203, which amended Title 36 to the Arizona Revised Statutes. This amendment added Chapter 28.1, titled the Arizona Medical Marijuana Act. (“AMMA”). The AMMA is codified in Arizona Revised Statutes §36-2801 et. seq. The AMMA also appointed the Arizona Department of Health Services (“ADHS”) as the regulator for the program and authorized ADHS to promulgate, adopt and enforce regulations for the AMMA. These ADHS regulations are embodied in the Arizona Administrative Code Title 9 Chapter 17 (the “Rules”). In order to qualify to use medical marijuana under the AMMA, a patient is required to have a “debilitating medical condition.”

The ADHS has established the Arizona Department of Health Services Medical Marijuana Program (“MMJ Program”), which includes a vertically-integrated license, meaning if allocated a Medical Marijuana Dispensary Registration Certificate (“AZ Dispensary License”), entities are authorized to dispense and cultivate medical cannabis. Each AZ Dispensary License allows the holding entity to operate one (1) on-site cultivation facility, and one (1) off-site cultivation facility which can be located anywhere within the State of Arizona. An entity holding an AZ Dispensary License is required to file an application to renew with the ADHS on a biannual basis, which must also include audited annual financial statements. While an AZ Dispensary License may not be sold, transferred or otherwise conveyed, AZ Dispensary License holders typically contract with third-parties to provide various services related to the ongoing operation, maintenance and governance of its dispensary and/or cultivation facility so long as such contracts do not violate the requirements of the AMMA or the MMJ Program.

On December 6, 2012, Arizona’s first licensed medical marijuana dispensary opened in Glendale.

Once an applicant has been issued a Dispensary Registration Certificate (a “Certificate”), they are allowed to establish one (1) physical retail dispensary location, one (1) cultivation location which is co-located at the dispensary’s retail site (if allowed by local zoning) and one (1) additional off-site cultivation location. None of these sites can be operational, however, until the dispensary receives an approval to operate from ADHS for the applicable site.

On October 24, 2018, Cresco Labs obtained a 100.0% ownership interest in Arizona Facilities Supply, LLC which includes a vertically-integrated cultivation, processing, and dispensary operation in Arizona.

The licenses in Arizona are renewed annually. Before expiry, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Cresco Labs would expect to receive the applicable renewed license in the ordinary course of business. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Arizona cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Arizona cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

In November 2020, voters in Arizona passed an adult-use marijuana measure to allow for the sale of recreational marijuana in the state. During 2021, the Company received approval from the ADHS to serve adult-use customers at its Sunnyside* dispensary in Phoenix, Arizona. Adult-use sales launched in February of 2021.

New York Operations

The State of New York’s medical cannabis program was introduced in July 2014 when Governor Andrew Cuomo signed the Compassionate Care Act, which legalized medical cannabis oils for patients with certain qualifying conditions. Under this program, five (5) registered organizations (“ROs”) were licensed to dispense cannabis oil to patients, with the first sale to a patient completed in January 2016. In December 2016, the New York State Department of Health (“NYSDOH”) added chronic pain as a qualifying condition and in the month-and-a-half following the addition of chronic pain, the number of registered patients increased by 18%. In August 2017, the NYSDOH granted licenses to five (5) additional ROs.

In July 2018, the NYSDOH added opioid replacement as a qualifying condition, meaning any condition for which an opioid could be prescribed is now a qualifying condition for medical cannabis. In August 2018, Governor Cuomo, prompted by an NYSDOH study which concluded the “positive effects” of cannabis legalization “outweigh the potential negative impacts,” appointed a group to draft a bill for regulating legal adult-use cannabis sales in New York.

Each RO’s license allows for the cultivation, processing, and dispensing of medical cannabis products. Each RO is permitted to open four (4) dispensaries in NYSDOH-designated regions throughout the state, and one (1) cultivation/processing facility. Permitted products include oil-based formulations (i.e., vaporizer cartridges, tinctures, and capsules), and ground-flower sold in tamper-proof vessels. Each RO is required to cultivate and process all medical cannabis products they dispense; however, wholesale transactions are permitted with approval from the state and home delivery is now permitted.

All cultivation/processing and dispensing establishments must register with the NYSDOH pursuant to Public Health Law §3365(9). Registrations issued by NYSDOH are valid for a two (2) year period. As embodied in New York Codes, Rules, and Regulations §1004.7, an application to renew such registrations must be filed with the NYSDOH between four (4) and six (6) months prior to the expiration date, must include information prepared in the manner and detail as the commissioner may require, and should be accompanied by application fees and registration fees. Applications completed in accordance with §1004.7 would be expected to receive the applicable renewed license in a timely manner. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that New York cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of New York cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On October 8, 2019, the Company closed the acquisition of Gloucester Street Capital, the parent entity of Valley Agriceuticals, LLC (“Valley Ag”), for consideration that consisted of cash, deferred consideration, equity, and contingent consideration based upon the achievement or occurrence of certain milestones or events, all totaling $129.6 million. Valley Ag is one of the ten (10) holders of a vertically-integrated license from NYSDOH allowing for the cultivation and processing of medical cannabis as well as the establishment of four (4) medical cannabis dispensaries in the State of New York.

Through the aforementioned agreements and regulatory approval, Cresco Labs now has a license for a cultivation and manufacturing facility within the State of New York, as well as four (4) dispensary locations strategically located across the state. These four (4) locations are branded as Sunnyside* dispensaries. The Company has successfully renewed its initial licenses and all licenses are, as of the date hereof, active with the State of New York.

On January 6, 2021, Governor Cuomo announced a proposal to legalize and create a comprehensive system to oversee and regulate adult-use cannabis in New York as part of the 2021 State of the State. Under the Governor’s proposal, a new Office of Cannabis Management would be created to oversee the new adult-use program, as well as the state’s existing medical and cannabinoid hemp programs. Additionally, an equitable structure for the adult-use market will be created by offering licensing opportunities and assistance to entrepreneurs in communities of color who have been disproportionately impacted by the war on drugs. Once fully implemented, legalization is expected to generate more than $300.0 million in annual tax revenue for the State of New York.

On February 16, 2021, Governor Cuomo announced 30-day amendments to the Governor’s proposal to establish a comprehensive adult-use cannabis program in New York. Specifically, these amendments detailed how the $100.0 million in social equity funding will be allocated, enable the use of delivery services, and refine which criminal charges will be enforced as it relates to the improper sale of cannabis to further reduce the impact on communities.

Governor Andrew Cuomo signed Senate Bill 854/Assembly Bill 1248A on March 31, 2021, creating the Empire State’s adult-use cannabis program. This legislation expands our potential dispensary footprint to eight (8), with three (3) dispensaries reserved to be co-located adult-use, allows existing vertical ROs to wholesale branded products, and creates a strong social equity program with 50.0% of licenses dedicated to social equity applicants. The Cannabis Control Board which will oversee the rollout of the program was seated in summer/early fall 2021. The Cannabis Control Board held its first meeting on October 5, 2021. At that meeting, the Cannabis Control Board announced changes to the state’s medical program that would go into effect immediately including that cannabis flower could be sold to patients. Since that initial meeting, the Cannabis Control Board has granted certifying healthcare providers wider discretion in recommending medical cannabis, increased the amount of medical cannabis a patient can purchase at one time, begun the process of developing home cultivation rules, and implemented rules for its Cannabinoid Hemp Program.

Massachusetts Operations

The Massachusetts medical cannabis market was established through “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63.0% of the vote. The first Massachusetts dispensary opened in June 2015 and by November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 – Legalize Marijuana with 54.0% of the vote. In July 2017, Governor Baker signed legislation that would lay the groundwork for the state’s adult-use market. The Cannabis Control Commission (the state’s regulatory body which creates regulations for both the medical and adult-use market) aimed to officially launch adult-use sales on July 1, 2018, but stumbling blocks such as a lack of licensed testing labs and disagreements between officials and businesses slowed the rollout, as sales for adult-use cannabis officially began in November 2018.

The Cannabis Control Commission oversees the medical and adult-use cannabis programs. Each medical licensee must be vertically-integrated and may have up to two (2) locations. Licensed medical dispensaries are given priority in adult-use licensing. Adult-use cultivators will be grouped into 11 tiers of production (ranging from up to 5,000 square feet to no larger than 100,000 square feet) and regulators will move a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70% of what it produced. Medical dispensaries that wish to add the ability to sell cannabis products to non-patients will be required to reserve 35% of their inventory or the six-month average of their medical cannabis sales for medical cannabis patients. In order to achieve an adult-use license, a prospective licensee must first sign a “Host Community Agreement” with the town in which it wishes to locate. Roughly two-thirds of municipalities in the state have a ban or moratorium in place that prohibits cannabis businesses from operating within their jurisdiction. In both the medical and adult-use markets, extracted oils, edibles and flower products are permitted, as well as wholesaling.

On October 1, 2019, Cresco Labs acquired Hope Heal Health, Inc. (“HHH”) via certain agreements giving it operational control before cash consideration was settled. In August 2019, HHH entered into a Host Community Agreement with the municipality of Fall River to allow for the siting of an adult-use cannabis dispensary. On February 7, 2020, the Company legally closed the acquisition and cash funding of $27.5 million. The closing coincided with state approval allowing recreational cannabis sales at the Company’s Fall River dispensary.

Registration certificates are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the Massachusetts Cannabis Commission and include a renewal form. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Massachusetts cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Massachusetts cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On July 1, 2020, Cresco Labs announced that it had completed the sale of its Falls River, MA facility to IIP. The sale was for consideration equal to approximately $29.0 million, which includes $21.0 million in funding for additional tenant improvements. Concurrent with the closing of the sale, the Company entered into a long-term, triple-net lease agreement with IIP and will continue to operate the property as a licensed cannabis cultivation, processing and dispensing facility upon completion of redevelopment. The Company accounted for the transaction as a financing transaction. The property represents approximately 50,000 square feet of industrial space in aggregate.

On September 2, 2021, the Company announced that it had completed the acquisition of 100% of the membership interests of Cultivate. Consideration included payment of pre-existing Cultivate debt, equity in the form of SVS and an earn-out. Consideration for the acquisition totaled $99.3 million and consisted of 4.8 million SVS valued at $46.6 million, cash payments of $1.0 million to pay for the sellers’ transaction fees, contingent consideration of $29.6 million, settlement of preexisting loan relationships of $1.9 million, and payment of the sellers’ third-party debt of $20.1 million. Cultivate owns and operates two (2) cultivation and manufacturing center locations, two (2) adult-use and medical dispensary locations, and one (1) adult-use dispensary location. The closing of this acquisition was contingent upon the Company surrendering its adult-use retail license for the Fall River dispensary. After the closing of the acquisition, the Fall River dispensary location is medical only.

Michigan Operations

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA”) and together with the MMMA, (the “Michigan Cannabis Regulations”) provides a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five (5) types of “state operating licenses” for medical marijuana businesses: (i) a “grower” license, (ii) a “processor” license, (iii) a “secure transporter” license, (iv) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marijuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marijuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act. In accordance with Proposal 1, LARA began accepting applications for retail (recreational) dispensaries on November 1, 2019.

On March 25, 2019, the Company announced Cresco Labs Michigan, LLC (“Cresco Michigan”) had completed the most comprehensive portion of Michigan’s application process, being pre-qualified for a cultivation and processing license by the Department of Licensing and Regulatory Affairs Medical Marihuana Licensing Board. The pre-qualification represents the authorization of the entity to move forward with the licensing process for its intended facilities.

On November 13, 2019, the state’s Marijuana Regulatory Agency announced any existing medically licensed businesses would be allowed to sell recreational-use cannabis beginning December 1, 2019. On March 5, 2020, Cresco Michigan was issued a medical processing license to begin manufacturing and processing flower into edible medical marijuana products and/or medical marijuana-infused products. Michigan has nearly 250,000 medical marijuana patients.

On March 16, 2020, Cresco Michigan received pre-qualification to operate in the adult-use market and received one (1) adult-use processor license and one (1) medical processor license in 2020. Cresco Michigan expanded in 2021, adding ten (10) medical cultivation licenses and five (5) adult-use cultivation licenses. All Michigan marijuana licenses are renewed annually through the Marijuana Regulatory Agency after the required fees are paid and the business remains in good standing. In addition, a sworn statement is required that states that the business is in good standing and will uphold a continuing reporting duty. The renewal fees are to be determined by the amount of gross weight of marijuana products transferred during the past year. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Michigan cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Michigan cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On April 22, 2020, Cresco Michigan and related parties of the Company executed an amended and restated operating agreement which increased the Company’s related parties’ ownership from 50.0% to 85.0% in exchange for a capital commitment of $25.0 million. Provisions contained in the operating agreement entitle related parties of the Company to a majority of profit and gives the Company control of Cresco Michigan and rights and exposure to variable returns. The Company has the right to direct all the relevant activities of and has the full decision-making power over Cresco Michigan.

On April 23, 2020, the Company announced that it had completed the sale of its Marshall, MI facility to IIP. The previously announced sale was for consideration equal to approximately $16.0 million, which included $11.0 million in funding for tenant improvements. Concurrent with the closing of the sale, Cresco Labs entered into a long-term, triple-net lease agreement with IIP and will continue to operate the property as a licensed cannabis cultivation and processing facility upon completion of redevelopment. The property represents approximately 100,000 square feet of industrial space in aggregate. This sale marked Cresco Labs’ fifth completed sale and leaseback or financing transaction, and the fourth with IIP.

On October 4, 2021, the Company unveiled its Marshall facility while celebrating the first harvest at the property.

Florida Operations

In 2014, the Florida Legislature passed the Compassionate Use Act (the “CUA”) which was a low-THC (CBD) law, allowing cannabis containing not more than 0.8% THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and originally allowed for one (1) vertically-integrated license to be awarded in each of five regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman and to be a registered nursery for at least 30.0 continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act (the “RTA”), which expanded the State’s medical cannabis program to allow for full potency THC products to be sold as “medical marijuana” to qualified patients.

In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (the “Initiative”) to expand the medical cannabis program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X, Section 29 of the Florida Constitution.

The Initiative expanded the list of qualifying medical conditions to include cancer, epilepsy, glaucoma, HIV and AIDS, ALS, Crohn’s disease, Parkinson’s disease, multiple sclerosis, or other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of state-issued medical cannabis identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes set forth in the constitution into law (the “2017 Law”). The 2017 Law provides for the issuance of ten (10) licenses to specific entities and another four (4) licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 law also initially limited license holders to a maximum of twenty-five (25) dispensary locations with the ability to purchase additional dispensary locations from one another, and for an additional five (5) locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 legislation’s cap on dispensing facilities expired in April 2020.

On March 18, 2019, Governor Ron DeSantis signed SB 182 “Medical Use of Marijuana” into law. Among other provisions, SB 182 repealed the state’s smoking ban that had been in place. The medical program is currently administered by the Florida Department of Health’s Office of Medical Marijuana Use (“OMMU”). OMMU is responsible for crafting and implementing regulations governing the program, overseeing the Medical Marijuana Use Registry, licensing operators to cultivate, process and dispense medical marijuana, and certifying testing laboratories.

With regard to the potential for adult use cannabis in the state, a group, Regulate Florida, sought to place the questions of whether to legalize adult use cannabis on the November 2022 ballot but was not successful. The group has indicated it will target the 2024 ballot instead. Regulate Florida will need to gather more than 222,000 signatures to trigger judicial and fiscal review and then more than 890,000 signatures to make the 2024 ballot.

On April 14, 2021, the Company announced it completed the acquisition of Bluma. Under the terms of the Bluma Transaction, shareholders of Bluma received 0.0859 SVS of Cresco Labs for each Bluma share held. Total consideration for the acquisition was $238.1 million, primarily consisting of 15.1 million SVS, 4.7 million equity-classified warrants, 0.8 million replacement shares, and settlement of preexisting loan relationships.

Bluma owns and operates One Plant, a vertically-integrated, licensed medical cannabis company in the State of Florida. One Plant cultivates, processes, dispenses, and retails medical cannabis to qualified patients in the State of Florida through multiple retail dispensaries and an innovative next-day door-to-door e-commerce home delivery service, thereby offering convenient access for its customers and meeting the demands of an evolving retail landscape. As of the acquisition date, Bluma, under One Plant, had eight (8) strategically located dispensaries with seven (7) more locations under legal control and planned to open. The eight (8) One Plant dispensaries were rebranded as Sunnyside* in the third quarter of 2021.

In addition to the eight (8) dispensaries noted above, Cresco has opened five (5) additional Florida dispensaries in 2021. In August 2021, a Sunnyside* location was opened in Fort Lauderdale. In the fourth quarter of 2021, the Company opened four (4) additional dispensaries in: Tallahassee, Oakland Park, Pensacola, and Sarasota. As of December 31, 2021, a total of thirteen (13) dispensaries were operational with three (3) more locations planned to open. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Florida cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Florida cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The company opened three (3) additional Sunnyside* locations in Clearwater, North Miami, and Lady Lake, Florida during the first quarter of 2022.